Curaleaf Reports First Quarter 2025 Results
First quarter 2025 total revenue of $310 million
First quarter 2025 International revenue of $35 million
First quarter 2025 adjusted gross margin(1) of 50%
First quarter 2025 operating cash flow from continuing operations of $42 million and free cash flow from continuing operations of $26 million

Stamford, Conn,. May 8, 2025 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the first quarter ended March 31, 2025. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Chairman and CEO of Curaleaf, stated, "First quarter revenue was $310 million, with an adjusted gross profit of $155 million, resulting in a 50% adjusted gross margin, an increase of 250 basis points compared to the prior year period. We ended Q1 with $122 million in cash, with operating and free cash flow from continuing operations of $42 million and $26 million, respectively. Additionally, we paid down $20 million in acquisition-related debt. International revenue grew by 74% year–over-year — marking the fourth consecutive quarter of 70% plus growth — and we are encouraged by prospects for new market openings that could materialize over the next year. I’m happy to report that we’ve completed much of the heavy lifting needed to reposition the business for long-term success, including streamlining operations, improving key manufacturing metrics, and sharpening our focus on flower quality. This was evident through several recent successful national product launches, including our hemp THC energy drink, Select FormulaX, our new innovation in the vape category Select ACE, and the launch of our new pre-roll brand, Anthem. I remain positive that we’re positioning the business to remain resilient and agile in a dynamic environment.”

First Quarter 2025 Financial Highlights
•Net Revenue of $310.0 million, a year-over-year decrease of 9% compared to Q1 2024 revenue of $338.9 million. Sequentially, net revenue decreased 6% compared to Q4 2024 revenue of $331.1 million
•Gross profit of $155.2 million and gross margin of 50%, an increase of 260 basis points year-over-year
•Adjusted gross profit(1) of $155.4 million and adjusted gross margin(1) of 50%, an increase of 250 basis points year-over-year
•Net loss attributable to Curaleaf Holdings, Inc. from continuing operations of $54.8 million or net loss per share from continuing operations of $0.07

•Adjusted EBITDA(1) of $65.2 million and adjusted EBITDA margin(1) of 21%, a 180 basis point decrease year-over-year
•Cash at quarter end totaled $121.9 million
First Quarter 2025 Operational Highlights
•Launched Reef, a high quality flower brand in Florida
•Relocated one store in Sedona, Arizona, ending the quarter with a total of 149 retail locations
•Expanded Select Zero Proof Hemp Seltzer line with launch of 2.5mg dose option and new flavors
•Began selling Select hemp-derived THC beverages to over 100 Total Wine stores across the U.S.
•Launched Select FormulaX, a new line of hemp THC energy drinks with the added boost of caffeine
Post First Quarter 2025 Operational Highlights
•Opened the Company’s 66th retail location in Florida in Winter Park, bringing the nationwide store count to 151 locations
•Opened the first fully dedicated hemp retail storefront in West Palm Beach, FL
•Launched Anthem, our new pre-roll brand rooted in American innovation, in New York, New Jersey, Illinois, Massachusetts, Arizona, and Florida with more states to come
•Launched Select ACE utilizing an exclusive proprietary Aqueous Cannabis Extraction production method in New York, Massachusetts, and Florida
Revenues, net by Segment
($ thousands)

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
Domestic revenues:
Retail revenue	$219,644	$235,698	$260,569
Wholesale revenue	55,207	64,322	57,886
Management fee income	236	361	414
Total domestic revenues	$275,087	$300,381	$318,869

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
International revenues:
Retail revenue	$11,058	$11,703	$7,502
Wholesale revenue	22,457	17,635	11,620
Management fee income	1,405	1,335	941
Total international revenues	$34,920	$30,673	$20,063
(1) Adjusted EBITDA, adjusted net income (loss), adjusted gross profit and free cash flow are non-GAAP financial measures, and adjusted EBITDA margin, adjusted net income (loss) per share and adjusted gross margin are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable GAAP financial measure.

Balance Sheet and Cash Flow
As of March 31, 2025, the Company had $121.9 million of cash and $561.2 million of outstanding debt net of unamortized debt discounts.
During the three months ended March 31, 2025, Curaleaf invested $16.3 million in capital expenditures, focused on facility upgrades, automation, and selective retail expansion in strategic markets.

Shares Outstanding
For the first quarter of 2025 and 2024, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 744,898,937 and 736,147,618 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Thursday, May 8, 2025 at 5:00 P.M. ET to discuss Q1 2025 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., Canada 1-416-639-5883, or internationally from 1-412-317-6300. The conference pin # is 3653488.
A replay of the conference call can be accessed at 1-877-344-7529 in the U.S., Canada 1-855-669-9658, or internationally from 1-412-317-0088, using the replay pin # 4847047.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on Thursday, May 8, 2025 and will end at 11:59 P.M. ET on May 15, 2025.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net income (loss)”, “adjusted EBITDA”, “adjusted EBITDA margin” and “Free cash flow from operations”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. “Adjusted gross profit” is defined by Curaleaf as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted net income (loss)” is defined by Curaleaf as net income (loss) net of (gain) loss on impairments and related other add-backs. “Adjusted net income (loss) per share” is defined by Curaleaf as adjusted net income (loss) divided by the weighted average common shares outstanding. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as net cash provided by operating activities from continuing operations less the purchases of property, plant and equipment (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. Curaleaf believes the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations
($ thousands)

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
Gross profit from continuing operations	$155,174	$157,363	$160,904
Other add-backs(1)	265	1,324	511
Adjusted gross profit from continuing operations(2)	$155,439	$158,687	$161,415
Adjusted gross profit margin from continuing operations(2)	50.1%	47.9%	47.6%

(1) Other add-backs reflect the impact on cost of goods sold from non-routine severance costs and non-cash inventory adjustments.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $155.2 million in the first quarter of 2025, compared with $160.9 million in the prior year period. Adjusted gross profit from continuing operations for the first quarter of 2025 was $155.4 million compared with $161.4 million in the first quarter of 2024. Adjusted gross profit margin from continuing operations for the first quarter of 2025 was 50%, an increase of 250 basis points compared with the first quarter of 2024. The year-over-year increase in adjusted gross profit margin was due to improved efficiencies in the Company’s cultivation and manufacturing operations.
Adjusted Net Loss from Continuing Operations
($ thousands)

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
Net loss from continuing operations	$(54,795)	$(71,777)	$(51,577)
Loss on impairments	(3,695)	55,790	3,926
Other add-backs(1)	3,363	28,363	5,039
Adjusted net (loss) income from continuing operations(2)	$(55,127)	$12,376	$(42,612)
Adjusted net (loss) income per share from continuing operations(2)	$(0.07)	$0.02	$(0.06)
Weighted average common shares outstanding – basic and diluted	744,898,937	748,936,695	736,147,618

(1) Other add-backs in Q1 2025 represent the impact of non-routine severance, legal fees and non-cash inventory adjustments.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

Adjusted EBITDA
($ thousands)

	Three Months Ended
	March 31, 2025	December 31, 2024	March 31, 2024
Net loss	$(60,246)	$(78,473)	$(51,010)
Net (loss) income from discontinued operations	(5,451)	(6,696)	567
Net loss from continuing operations	(54,795)	(71,777)	(51,577)
Interest expense, net	25,074	24,170	25,762
Provision (benefit) for income taxes	36,855	(5,454)	40,090
Depreciation and amortization(1)	49,358	74,891	51,946
Share-based compensation	4,624	5,327	7,509
Loss on impairment	3,695	55,790	(3,926)
Total other (income) expense, net	(3,003)	(12,010)	2,353
Other add-backs(2)	3,363	4,863	5,039
Adjusted EBITDA(3)	$65,171	$75,800	$77,196
Adjusted EBITDA Margin(3)	21.0%	22.9%	22.8%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the Statement of Operations.
(2) Other add-backs in Q1 2025 primarily include costs related to restructuring costs and legal fees. Other add-backs in Q4 2024 excludes a $23.5 million adjustment for the accelerated amortization recognized on certain finance leases, as this adjustment is reflected above within Depreciation and amortization.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $65.2 million for the first quarter of 2025, compared to $77.2 million for the first quarter of 2024, and Adjusted EBITDA margin decreased to 21.0%.
Free Cash Flow
($ thousands)

Three Months Ended
March 31, 2025
Net cash provided by operating activities from continuing operations	$41,778
Less: Purchases of property, plant and equipment	(16,255)
Free cash flow from continuing operations(1)	$25,523

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Consolidated Balance Sheets
($ thousands)

	As of
	March 31, 2025	December 31, 2024
	Unaudited	Audited
Assets
Cash, cash equivalents and restricted cash	$121,867	$107,226
Other current assets	324,055	322,455
Property, plant and equipment, net	546,152	546,426
Right-of-use assets, finance lease, net	105,681	105,168
Right-of-use assets, operating lease, net	115,790	116,519
Intangible assets, net	1,068,628	1,085,397
Goodwill	631,816	628,884
Other long-term assets	33,438	37,461
Total assets	$2,947,427	$2,949,536

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$316,231	$387,925
Total long-term liabilities	1,668,096	1,568,218
Redeemable non-controlling interest contingency	149,079	132,179
Total shareholders’ equity	814,021	861,214
Total liabilities, temporary equity and shareholders’ equity	$2,947,427	$2,949,536

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three Months Ended
	March 31, 2025	March 31, 2024
Revenues, net:
Retail and wholesale revenues	$308,366	$337,577
Management fee income	1,641	1,355
Total revenues, net	310,007	338,932
Cost of goods sold	154,833	178,028
Gross profit	155,174	160,904
Operating expenses:
Selling, general and administrative	107,284	104,392
Share-based compensation	4,624	7,509
Depreciation and amortization	35,440	36,301
Total operating expenses	147,348	148,202
Income from continuing operations	7,826	12,702
Other income (expense):
Interest income	171	17
Interest expense	(14,161)	(15,363)
Interest expense related to lease liabilities and financial obligations	(11,084)	(10,416)
(Loss) gain on impairment	(3,695)	3,926
Other income (expense), net	3,003	(2,353)
Total other expense, net	(25,766)	(24,189)
Loss before provision for income taxes	(17,940)	(11,487)
Provision for income taxes	(36,855)	(40,090)
Net loss from continuing operations	(54,795)	(51,577)
Net (loss) income from discontinued operations	(5,451)	567
Net loss	(60,246)	(51,010)
Less: Net income (loss) attributable to non-controlling interest	817	(2,697)
Net loss attributable to Curaleaf Holdings, Inc.	$(61,063)	$(48,313)

Per share – basic and diluted:
Net loss per share from continuing operations – basic and diluted	$(0.07)	$(0.07)
Weighted average common shares outstanding – basic and diluted	744,898,937	736,147,618

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Anthem, JAMS, Find, and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Its subsidiary Curaleaf International is powered by a strong presence in all stages of the supply chain. Curaleaf International’s unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Public Relations
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the TSX; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; reliance on inputs; risks related to limited market data and inherent limitations in forecasting; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions including tariffs (and other retaliatory measures) and global trade conflicts; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Company’s indebtedness; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 3, 2025 for the fiscal year ended December 31, 2024, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2024 (both of which documents have been or will be filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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